

January 10, 2011

Dr. Adam D. Singer, M.D.
Chief Executive Officer
IPC The Hospitalist Company, Inc.
4605 Lankershim Boulevard, Suite 617
North Hollywood, California 91602

> **Re: IPC The Hospitalist Company, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 22, 2010**
> **File No. 001-33930**

Dear Dr. Singer:

We have completed our review of your form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director